

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 3, 2017

Kirk D. Fox
Chief Executive Officer
Riverview Financial Corporation
3901 North Front Street
Harrisburg, PA 17110

> **Re: Riverview Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed June 29, 2017**
> **File No. 333-219062**

Dear Mr. Fox:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services